SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 2)


                                 SCIOS INC.
          -------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
          -------------------------------------------------------
                       (Title of Class of Securities)

                                 808905103
          -------------------------------------------------------
                               (CUSIP Number)

                            Third Security, LLC
                             The Governor Tyler
                             1902 Downey Street
                          Radford, Virginia 24141
                      Attention: Marcus E. Smith, Esq.
                               (540) 731-3344
          -------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                              December 9, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
 the following box:     |__|


                             Page 1 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

      This Amendment No. 2 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated July 20, 1999, as amended by Amendment 1, dated December 2, 1999 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Each of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

           On December 9, 1999, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the solicitation by the Reporting Persons for use at the 2000 annual meeting of stockholders of the Company to be held on February 28, 2000. A copy of the preliminary proxy statement is attached hereto as Exhibit 4 which is incorporated herein by reference.

           On December 9, 1999, the Reporting Persons also sent a letter addressed to the Chief Executive Officer and President, the Chairman of the Board and the Senior Vice President, General Counsel and Secretary of the Company, notifying them that the Reporting Persons were exercising their right under Section 220 of the General Corporation Law of the State of Delaware to review and make copies of the Company's stockholder lists. A copy of such letter is attached hereto as Exhibit 5 which is incorporated herein by reference. On December 9, 1999, the Company acknowledged receipt of such letter.

           Also on December 9, 1999, the Reporting Persons issued a press release in response to the Company's December 8, 1999 press release. A copy of such press release is attached hereto as Exhibit 6 which is incorporated herein by reference.


                             Page 2 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

           Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 4: Preliminary Proxy Statement filed by the Reporting Persons with the Securities and Exchange Commission on December 9, 1999

      Exhibit 5: Demand Stockholders List Letter, dated December 9, 1999, from the Reporting Persons to the Company

      Exhibit 6:     Press Release, issued on December 9, 1999


                             Page 3 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: December 14, 1999


                                   /s/ Randal J. Kirk
                                   ----------------------------------------
                                   Randal J. Kirk


                                   RJK, L.L.C.

                                   By:  /s/ Randal J. Kirk
                                       ------------------------------------
                                       Randal J. Kirk
                                       Manager


                                   KIRKFIELD, L.L.C.


                                   By:  /s/ Randal J. Kirk
                                      -------------------------------------
                                      Randal J. Kirk
                                      Manager


                                   THE KIRK FAMILY INVESTMENT PLAN


                                   By:  /s/ Randal J. Kirk
                                      -------------------------------------
                                      Randal J. Kirk, individually and as
                                      attorney-in-fact for each of
                                      Donna P. Kirk, Julian P. Kirk,
                                      Martin G. Kirk and Kellie Leigh Banks


                             Page 4 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

                               EXHIBIT INDEX


 Exhibit
 Number                         Title                                Page
 -------                        -----                                ----
    4       Preliminary Proxy Statement filed by the Reporting         6
            Persons with the Securities and Exchange Commission on December 9, 1999

    5       Demand Stockholders List Letter, dated December 9,        15
            1999, from the Reporting Persons to the Company

    6       Press Release, issued December 9, 1999                    20


                             Page 5 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

                                                              Exhibit 4


                          PRELIMINARY COPY
   ======================================================================

 [The information included herein is as it is expected to be when the definitive proxy statement is mailed to shareholders of Scios Inc. This Proxy Statement will be revised to reflect actual facts at the time of the filing of the definitive proxy statement.]

                          -----------------------

                             PROXY STATEMENT OF
                               RANDAL J. KIRK
                                RJK, L.L.C.
                             KIRKFIELD, L.L.C.
                      THE KIRK FAMILY INVESTMENT PLAN

                          -----------------------

                       ANNUAL MEETING OF STOCKHOLDERS
                                     OF
                                 SCIOS INC.
                        TO BE HELD FEBRUARY 28, 2000

                          -----------------------


 Dear Fellow Stockholder of SCIOS INC.:

      This Proxy Statement is furnished to the holders of common stock, par value $.001 per share (the "Common Stock"), of Scios Inc. (the "Company"), in connection with the solicitation by Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, together with Mr. Kirk, RJK and Kirkfield, the "Kirk Stockholders"), for use at the 2000 Annual Meeting of Stockholders of the Company to be held on February 28, 2000, at a time and site to be selected by the Company, or any adjournments or postponements thereof (the "Meeting").

      Proxies are being solicited to elect the following slate of directors proposed by the Kirk Stockholders: Dr. Douglas Covington, John H. Greist, M.D., Larry D. Horner, Kurt P. Kalm, Randal J. Kirk, Domenic A. Sica, M.D., John P. Szlasa and William E. Yelle (collectively, the "Nominees"). The Company has set the record date for determining stockholders entitled to notice of and to vote at the Meeting as January 11, 2000 (the "Record Date"). The Proxy Statements and the WHITE proxy cards are expected to be
 mailed by the Kirk Stockholders to stockholders on or about [            ].
 According to the Company's Form 10-Q for the quarter ended September 30, 1999, as of October 12, 1999, there were 38,468,652 shares of Common Stock outstanding. As of the date hereof, the Kirk Stockholders are the beneficial owners of an aggregate of 2,000,000 shares which represents greater than 5% of the shares outstanding (based on information publicly disclosed by the Company).


                             Page 6 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

           According to the Company's most recent Form 10-Q for the quarter ended September 30, 1999, the Company's principal executive offices are located at 820 West Maude Avenue, Sunnyvale, California 94086. The business address for the Kirk Stockholders is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141.

 VOTING

      Each share of Common Stock issued and outstanding on the Record Date is entitled to one vote. The proxy holder identified in the Kirk Stockholders' WHITE proxy card accompanying this Proxy Statement will vote all WHITE proxy cards in accordance with the instructions contained in the WHITE proxy card and, if no choice is specified, the proxy holder will vote in favor of the Stockholder's proposal to elect the Nominees. The presence at the Meeting in person or by proxy of a majority of the shares outstanding as of the Record Date will constitute a quorum. Abstentions and broker non-votes are counted towards a quorum. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders and have the effect of negative votes, whereas broker non-votes are not counted for any purpose in determining whether a proposal has been approved.

      Remember, your last dated proxy is the only one which counts, so return the Kirk Stockholders' WHITE proxy card accompanying this Proxy Statement even if you delivered a prior proxy to the Company. We urge you not to vote any proxy card sent to you by the Company with respect to the Company's slate of nominees to the Board of Directors.

 REVOCABILITY OF PROXIES

      Any person giving a WHITE proxy card in the form accompanying this Proxy Statement has the power to revoke it at any time before its exercise. It may be revoked by filing with Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, an instrument of revocation or a duly executed proxy bearing a later date. It also may be revoked by attending the Meeting and voting in person. Attendance at the Meeting will not itself revoke a proxy.

 SOLICITATION

      Copies of solicitation material will be furnished without charge to banks, brokerage houses, fiduciaries and custodians holding in their name shares of Common Stock beneficially owned by others to forward to such beneficial owners. The solicitation of proxies will be made by the use of the mails and through direct communication with certain stockholders or their representatives by the Kirk Stockholders and their affiliates, who will receive no additional compensation therefor. In addition, the Kirk Stockholders have decided to engage Corporate Investor Communications, Inc. to solicit proxies, and the Kirk Stockholders will pay the standard fee for these services, which is estimated to be approximately $70,000. Approximately 15 persons will be used by Corporate Investor Communications, Inc. in its solicitation efforts.


                             Page 7 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

      The Kirk Stockholders will bear the entire cost of their solicitation. Although no precise estimate can be made at the present time, the Kirk Stockholders currently estimate that the total expenditures relating to the proxy solicitation incurred by the Kirk Stockholders will be approximately $500,000. No determination has been made by the Kirk Stockholders at this time as to whether they will seek reimbursement from the Company for the costs incurred in connection with the Kirk Stockholders' solicitation of security holders or whether the question of such reimbursement will be submitted to a vote of security holders.

 NOMINEES OF THE KIRK STOCKHOLDERS FOR ELECTION OF DIRECTORS

      The current Board of Directors consists of eight directors. The Kirk Stockholders are proposing to elect the following eight Nominees to the Board of Directors to hold office until the next annual meeting of stockholders and until their successors have been elected and qualify: Dr. Douglas Covington, John H. Greist, M.D., Larry D. Horner, Kurt P. Kalm, Randal J. Kirk, Domenic A. Sica, M.D., John P. Szlasa and William E. Yelle. None of the Nominees are members of the present Board. Each Nominee is a citizen of the United States.

      Each Nominee has consented in writing to being named as a nominee for election as a Director in the Kirk Stockholders' proxy material to be used in connection with the Meeting and, if elected, has consented to serving as a Director. The Kirk Stockholders are unaware of any reason why any Nominee, if elected, should be unable to serve as a Director. If for any reason any Nominee is unable or declines to serve, the WHITE proxy cards solicited by the Kirk Stockholders will be voted for any substitute nominee who shall be designated by the Kirk Stockholders to fill the vacancy.

      The members of the Board of Directors are elected by a plurality of the shares present or represented at the Meeting, and voting on the election of directors. Unless otherwise instructed, the Kirk Stockholders' proxy holder will vote the WHITE proxy cards received by him FOR the election of the Nominees to the Board of Directors.


                             Page 8 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

      Each of the Nominees has furnished the Kirk Stockholders with information concerning their principal occupations for the preceding five-year period, business addresses and other matters. Except as disclosed herein, according to the Nominees' executed questionnaires, (a) none of the Nominees has ever served as an officer, director or employee of the Company; (b) there are no arrangements or understandings between any Nominee and any other person pursuant to which he was selected as a Nominee to serve as a Director of the Company or with respect to any future employment by the Corporation or any future transactions to which the Company or any of its affiliates will or may be a party; and (c) none of the Nominees shall receive any form of compensation for serving in the capacity as a Director of the Company, other than any compensation currently paid by the Company to its Directors in their capacity as a Director. In addition, Mr. Kirk, one of the Kirk Stockholders, is also a Nominee.

 BIOGRAPHICAL INFORMATION CONCERNING THE NOMINEES

      Dr. Douglas Covington. Dr. Covington, age 64, currently serves as the President of Radford University in Virginia and has served in such capacity for the past five years. Dr. Covington also serves as a director on the board of directors of First National Bank (FNBP). Dr. Covington's address is Radford University, P.O. Box 68909, Radford, Virginia 24142.

      John H. Greist, M.D. Dr. Greist, age 60, has served as Chief Executive Officer of Healthcare Technology Systems, LLC (HTS) since May 1998. Between July 1992 and April 1998, Dr. Greist served as Distinguished Senior Scientist, Dean Foundation for Health, Research and Education. Dr. Greist also currently serves as Director of the Bipolar, Obsessive Compulsive ad Lithium Information Centers and as a Clinical Professor of Psychiatry at the University of Wisconsin Medical School. Dr. Greist's address is Healthcare Technology Systems, LLC (HTS), 7617 Mineral Point Road, Suite 300, Madison, Wisconsin 53717.

      Larry D. Horner. Mr. Horner, age 65, currently serves as Chairman of the Board of Directors of Pacific USA Holdings Corp. and of Asia Pacific Wire & Cable Ltd. (of which he is also the Chief Executive Officer). In addition, Mr. Horner currently serves as a director on the board of directors of each of the following public companies: American General Corp.; Laidlaw Global Corp.; Phillips Petroleum Company; Newmark Homes Corp.; and Atlantis Plastics. Mr. Horner's address is Pacific USA Holdings Corp., 100 Park Avenue, 28th Floor, New York, New York 10017.

      Kurt P. Kalm. Mr. Kalm, age 47, currently serves as Senior Vice President of Arnhold and S. Bleichroeder, Inc. Mr. Kalm's address is Arnhold and S. Bleichroeder, Inc., 1345 Avenue of the Americas, New York, New York 10105.


                             Page 9 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

      Randal J. Kirk. Mr. Kirk, age 45, has served as the Managing Director of Third Security, LLC since 1998. In addition, Mr. Kirk currently serves in the following capacities: Chairman of Lotus Biochemical Corporation since 1996; Manager of New River Management Company, L.L.C. since 1996; Chairman of BCCX, Inc. since 1998; Chairman of SFR, LLC since 1998; Chairman of Clinical Chemistry Holdings, Inc. since 1999; Chairman of Biopop Integration Group, Inc. since 1999; and Manager of Zhong Mei, LLC since 1999. Previously, Mr. Kirk served in the following capacities during the past five years: Chairman of General Injectables & Vaccines, Inc. between 1994 and 1998; and Chairman and Chief Executive Officer of Biological & Popular Culture, Inc. between 1996 and 1998. Mr. Kirk's address is Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is one of the Kirk Stockholders who is nominating the Nominees.

      Domenic A. Sica, M.D. Dr. Sica, age 50, currently serves as Professor of Pharmacology in the Department of Medicine at Virginia Commonwealth University and as Professor of Medicine at the Medical College of Virginia. Dr. Sica also serves as Chief of the Division of Clinical Pharmacology and Hypertension, as Chief of the Renal Pharmacology Section of the Division of Nephrology, and as the Director of the University Ambulatory and Hypertension Research Unit at the Medical College of Virginia. Dr. Sica's address is Virginia Commonwealth University, Department of Medicine of Virginia Commonwealth University, Broad Street, Richmond, Virginia 23290-0160.

      John P. Szlasa. Mr. Szlasa, age 63, founded and currently serves as President of the Conectics Group at Thomas Ferguson Associates of the WPP Group PLC. Mr. Szlasa's address is Thomas Ferguson Associates, 30 Lamdex Plaza, Parsippany, New Jersey 07054.

      William E. Yelle. Mr. Yelle, age 36, currently serves as Vice President of Business Development at Sepracor Inc. Prior to joining Sepracor Inc. in 1995, Mr. Yelle held positions in business development, new product planning, managed care marketing and marketing research at Pfizer, Inc. Mr. Yelle formerly worked in assay development at PB Diagnostics. Mr. Yelle's address is Sepracor Inc., 111 Locke Drive, Marlboro, Massachusetts 01752.

 STOCKHOLDINGS IN THE COMPANY

      None of the Nominees beneficially own any Common Stock of the Company, except as follows:

           Mr. Kirk beneficially owns 2,000,000 shares of Common Stock, representing approximately 5.2% of the 38,468,652 shares of Common Stock outstanding on October 12, 1999 (as reported by the Company in its Form 10-Q for the quarter ended September 30, 1999), as follows:


                            Page 10 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

      1,136,600 shares held by Mr. Kirk; 387,000 shares held by RJK; 225,000 shares held by Kirkfield; and 251,400 shares held by KFIP. Mr. Kirk has sole voting and dispositive power with respect to the 1,136,600 shares held by him, and RJK, Kirkfield and KFIP each share voting and dispositive power with Mr. Kirk with respect to their respective shares. The Kirk Stockholders purchased these shares between June 16, 1999 and July 20, 1999.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Transactions with Management and Others. Except as set forth below, none of the Nominees is currently involved, or has been involved since January 1, 1999, in any transaction, series of transactions or proposed transactions to which the Company or any of its subsidiaries was or is to be a party:

           During 1999, the Kirk Stockholders engaged in preliminary discussions with representatives of the Company concerning the possible sale to the Company of Lotus Biochemical Corporation, a company for which Mr. Kirk acts as Chairman of the Board, or parts thereof (the "Proposal"). However, on October 27, 1999, the Proposal was withdrawn by Mr. Kirk and has not been reinstated, and there is no present intention by Mr. Kirk of initiating any such Proposal if elected as a Director. Further, any transactions between the Company and any Nominee or any of the Kirk Stockholders would be subject to applicable fiduciary standards, including approval by a majority of disinterested directors or other equivalent procedural safeguards.

      Certain Business Relationships.   Except as set forth elsewhere in
 this Proxy Statement, none of the Nominees is currently, or has been since January 1, 1999, involved in any business relationship with the Company or any of its subsidiaries.

      Indebtedness of Management.   None of the Nominees has been indebted
 to the Company or any of its subsidiaries since January 1, 1999.


                      THE KIRK STOCKHOLDERS RECOMMEND
                         A VOTE "FOR" THE NOMINEES.


                            Page 11 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

 OTHER MATTERS

      The Kirk Stockholders do not know of any matters that will be brought before the Meeting other than the election of directors. However, if any other matter properly comes before the Meeting, it is intended that the person named in and acting under the enclosed form of WHITE proxy card, or his substitutes, will vote on such matters in accordance with the best judgment.

      If you have any questions about the WHITE proxy card or need assistance in voting your shares, please contact:

                  Corporate Investor Communications, Inc.
                             111 Commerce Road
                        Carlstadt, New Jersey 07072


                            Page 12 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

                              PRELIMINARY COPY

                                DETACH HERE

                                 SCIOS INC.

         PROXY FOR ANNUAL MEETING OF STOCKHOLDERS FEBRUARY 28, 2000

                    THIS PROXY IS SOLICITED ON BEHALF OF
                               RANDAL J. KIRK
                                RJK, L.L.C.
                             KIRKFIELD, L.L.C.
                      THE KIRK FAMILY INVESTMENT PLAN
                  (COLLECTIVELY, THE "KIRK STOCKHOLDERS")


      The undersigned hereby appoints Randal J. Kirk, with full power of substitution, as proxy of the undersigned, to attend the Annual Meeting of Stockholders of Scios Inc., to be held on February 28, 2000 at a time and site to be selected by the Company, and at any adjournment or postponement thereof, to vote the number of shares the undersigned would be entitled to vote if personally present, and to vote in his discretion upon any other business that may properly come before the meeting.

      THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

      Please sign, date and return this proxy in the envelope provided, which requires no postage if mailed in the United States.

                                              --------------------
                                                  SEE REVERSE
 CONTINUED AND TO BE SIGNED ON REVERSE SIDE           SIDE
                                              --------------------


 DETACH HERE


                            Page 13 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

         PLEASE MARK
 | X |   VOTES AS IN
         THIS EXAMPLE

   ---------------------------------------------------------------------

           THE KIRK STOCKHOLDERS RECOMMEND A VOTE FOR PROPOSAL 1.

   ---------------------------------------------------------------------

 1.   Election of Directors.
      Nominees: Dr. Douglas Covington, John H. Greist, M.D., Larry D.
                Horner, Kurt P. Kalm, Randal J. Kirk, Domenic A. Sica, M.D., John P. Szlasa, William E. Yelle

                 FOR                      WITHHELD
                |   |                      |   |

         |   |  _____________________________________________
                For all nominees except as noted above

 MARK HERE IF YOU PLAN TO ATTEND THE MEETING   |   |

 MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW   |   |

 (Please sign exactly as name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.)


 Signature: _________________________________  Date:  _____________________


 Signature: _________________________________  Date:  _____________________


                            Page 14 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

                                                                Exhibit 5

                           THIRD SECURITY, L.L.C.
                             THE GOVERNOR TYLER
                             1902 DOWNEY STREET
                          RADFORD, VIRGINIA 24141

                              December 9, 1999

                     VIA FACSIMILE AND FEDERAL EXPRESS

 Scios Inc.
 820 West Maude Ave.
 Sunnyvale, California  94086

 Attention:  Richard B. Brewer, Chief Executive Officer and President
             Donald B. Rice, Chairman of the Board
             John H. Newman, Senior Vice President, General Counsel and
                Secretary

           Re:  Demand for Inspection of Certain Books and Records

 Dear Sirs:

      The undersigned (collectively, the "Undersigned"), each a record holder of common stock of Scios Inc. (the "Company"), a Delaware corporation, hereby demands, pursuant to Section 220 of the General Corporation Law of the State of Delaware ("Section 220"), that (1) original or attested copies of the following corporate records be made available for inspection and copying by the Undersigned or their attorneys or agents at the Company's principal place of business during usual business hours no later than 9 a.m. Friday, December 17, 1999, and from day to day thereafter during usual business hours until the inspection may be completed, or (2) the Company deliver copies of such records to the Undersigned at the address shown above, to be updated from time to time thereafter as set forth below:

      Pursuant to Section 220, the Undersigned is entitled to and demands as part of the foregoing inspection:

      (a) A complete record or list of the Company's stockholders, certified by the Company or its transfer agent, showing the name, account number and address of each stockholder and the number of shares of common stock registered in the name of each such stockholders, as of the most recent date available, in numerical order by declining ownership of shares (declining order);


                            Page 15 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

 Scios Inc.
 December 9, 1999
 Page 2


      (b) A magnetic computer tape or disk list of the Company's stockholders as of the most recent date available, showing the name, account number, address and number of shares held by each such stockholder as of the most recent date available and such computer processing data as is necessary to make use of such magnetic computer tape or disk and a printout of such magnetic computer tape or disk for verification purposes;

      (c) All daily transfer sheets showing changes in the stockholder list referred to above which are in or come into the possession or control of the Company or its transfer agent or other agents, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder lists referred to in paragraphs (a) and
           (b) above to and including any record date for stockholder action at the Company's 2000 annual meeting of stockholders set by the Board of Directors of the Company, by operation of law or otherwise (the "Record Date");

      (d) All information in or which comes into the Company's possession or control, or which can be reasonably obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of shares of common stock held by the participating brokers and banks named in the individual nominee names of Cede & Co. and other similar nominees, including omnibus proxies and all "Weekly Security Position Listing Daily Closing Balances" reports issued by The Depository Trust Company, and a list or lists containing the name, address and number of shares attributable to any participant in any Company employee stock ownership or comparable plan, name of the trustee and methodology for voting said plans and the method by which the Undersigned and their agents may communicate with such participants;

      (e) All information in or which comes into the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners and consenting beneficial owners of shares of common stock in the format of a printout in declining order, magnetic computer tape or disk and such computer processing data as is necessary to make use of such magnetic tape or disk for verification purposes (such information is readily available to the Company under Rule 14-1(b) under the Securities Exchange Act of 1934 from A.D.P. Proxy Service);


                            Page 16 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

 Scios Inc.
 December 9, 1999
 Page 3


      (f) A stop list or stop lists relating to the shares of common stock and any changes, corrections, additions or deletions from such list, from the date of the stockholder list referred to in paragraphs (a) and (b) above to the Record Date;

      (g) A list as of the date of the list referred to in paragraph (a) above of all holders of shares of common stock owning 1,000 or more shares of common stock arranged in declining order;

      (h) All respondent bank lists and omnibus proxies for such lists (such information is readily available to the Company under Rule 14b-2 of the Securities Exchange Act of 1934);

      (i) For each of the Company's stock option, award or purchase plans and any savings plan under Section 401(k) of the Internal Revenue Code, and all other similar plans, information for each plan as to the number of shares of common stock held, the names of each trustee, the names of each member of any committee or group which has the power to vote or supervise the voting of shares of common stock held, the address of each such person at which they may be contacted, and the name, address and number of shares held by each participant of such plans in declining order, and

      (j)  The information and records specified in paragraphs (a), (b),
           (c), (d), (e), (f), (g) and (h) above as of the Record Date.

      The Undersigned demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (j) above as of the date of the stockholder list referred to above up to and through the conclusion of the solicitation referred to below be immediately furnished to the Undersigned as soon as such modifications, additions or deletions become available to the Company or its agents or representatives.

      The Undersigned will bear the reasonable costs of the Company in connection with the production of the requested information.


                            Page 17 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

 Scios Inc.
 December 9, 1999
 Page 4


      The purpose of this demand is to permit the Undersigned to communicate with other stockholders of the Company on matters relating to their interests as stockholders, including communicating with such stockholders to discuss matters to be considered at the Company's 2000 annual meeting of stockholders and the solicitation of their proxies.

      This demand should receive your immediate attention so that all of your stockholders will have the benefit of information concerning the solicitation made by the Undersigned as promptly as possible.

      The Undersigned hereby designates and authorizes Skadden, Arps, Slate, Meagher & Flom LLP, their partners, employees and any person designated by them to receive, as their agents, the information herein requested. A power of attorney is enclosed herewith.

      Please advise Joseph J. Giunta, (213) 687-5040, of Skadden, Arps, Slate, Meagher & Flom LLP as soon as possible, and in any event on or prior to the expiration of five business days after the date of this demand, as to when and where the items demanded above will be made available to the Undersigned and their designated agents.


                            Page 18 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

 Scios Inc.
 December 9, 1999
 Page 5


      Please sign and date the enclosed copy of this letter to indicate your receipt hereof and return it to the Undersigned. Thank you in advance for your prompt attention to this matter.


                                 Very Truly Yours,

                                 /s/ Randal J. Kirk
                                 ----------------------------------------
                                 Randal J. Kirk


                                 RJK, L.L.C.


                                 By:  /s/ Randal J. Kirk
                                    -------------------------------------
                                    Randal J. Kirk
                                    Manager


                                 KIRKFIELD, L.L.C.


                                 By:  /s/ Randal J. Kirk
                                    -------------------------------------
                                    Randal J. Kirk
                                    Manager


                                 THE KIRK FAMILY INVESTMENT PLAN


                                 By:  /s/ Randal J. Kirk
                                    -------------------------------------
                                    Randal J. Kirk, individually and as
                                    attorney-in-fact for each of
                                    Donna P. Kirk, Julian P. Kirk,
                                    Martin G. Kirk and Kellie Leigh Banks


 Receipt is hereby acknowledged
 this ___ day of  December, 1999.


 SCIOS INC.


 By:  ___________________________
      Name:
      Title:


                            Page 19 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------

                                                              Exhibit 6

                               PRESS RELEASE

 Contact:

 Paul Schulman
 Corporate Investor Communications, Inc.
 201-896-1900

 Rob Patzig
 Third Security, LLC
 540-731-3344


               RANDAL J. KIRK COMMENTS ON SCIOS BOARD ACTION
                         AND LETTER TO SHAREHOLDERS

 Radford, VA, December 9th, 1999 -- Randal J. Kirk, the largest holder of Scios, Inc. (NASDAQ: SCIO) shares, welcomes the action of Scios' Board, in response to his nomination of eight new Directors of the company. The company announced yesterday that it has moved forward the date of its year 2000 annual meeting to February 28, 2000, and the record date forward to January 11. This move will permit Scios shareholders to decide earlier which Board of Directors they want and whether they wish the company to take a different course.

 Mr. Kirk, responding to a letter sent by Scios to its shareholders yesterday, stated: "I am not surprised that the current Board of Directors would rush to oppose the election of independent Directors nominated by the company's largest shareholder. In my opinion, this is the same Board that has overseen one of the worst track records of bringing products to market among surviving biotechnology companies. Given the small number of shares that they have purchased and the comparatively large number of options that they hold, the only significant financial risk of the incumbents appears to be the potential loss of their positions as Directors and the associated perks.

 "The historical events leading to my nomination of a new Board of Directors and the goals of that proposed Board will be detailed through our communications with shareholders. The action of the current Board of Directors in authorizing the letter to shareholders made available yesterday is regrettable. That letter, in my opinion, does not fairly represent the factors leading to my decision to wage this fight, the reasons for which will be fully elaborated through our communications. Yesterday's hasty solicitation by the incumbents seeks, in my opinion, to prey on the uninformed. Until full proxy materials have been made available to shareholders, I would ask that they reserve judgement and that they take no action."


                            Page 20 of 21 Pages



 CUSIP No. 808905103           13D
 ---------------------------------------------------------------------------


                     INFORMATION CONCERNING PARTICIPANTS

      The following individuals and entities may be deemed participants in the solicitation of proxies on behalf of the Kirk Stockholders (as defined below): Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, together with Mr. Kirk, RJK and Kirkfield, the "Kirk Stockholders"). In addition, the following individuals, all of whom are being nominated by the Kirk Stockholders to the Board of Directors of the Company, may be deemed participants in the solicitation of proxies on behalf of the Kirk Stockholders: Dr. Douglas Covington, John H. Greist, M.D., Larry D. Horner, Kurt P. Kalm, Randal J. Kirk, Domenic A. Sica, M. D., John P. Szlasa and William E. Yelle (collectively, the "Nominees").

      Other than Mr. Kirk (as discussed below), none of the Nominees beneficially own any shares of the Company's common stock, par value $.001 per share (the "Common Stock"). In the aggregate, the Kirk Stockholders beneficially own 2,000,000 shares of Common Stock as follows: Mr. Kirk beneficially owns 2,000,000 shares of Common Stock, representing approximately 5.2% of the 38,468,652 shares of Common Stock outstanding as reported by the Company on October 12, 1999, as follows: 1,136,600 shares held by Mr. Kirk; 387,000 shares held by RJK; 225,000 shares held by Kirkfield; and 251,400 shares held by KFIP. Mr. Kirk has sole voting and dispositive power with respect to the 1,136,600 shares held by him, and RJK, Kirkfield and KFIP each share voting and dispositive power with Mr. Kirk with respect to their respective shares. The Kirk Stockholders purchased these shares between June 16, 1999 and July 20, 1999.


                            Page 21 of 21 Pages